Exhibit 99.1

CyberArk Announces Strong Second Quarter 2016 Results
Second quarter total revenue of $50.4 million increases 39% year-over-year

Newton, Mass. and Petach Tikvah, Israel – August 9, 2016 – CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the second quarter ended June 30, 2016.

“The second quarter was another strong quarter for CyberArk,” said Udi Mokady, CyberArk Chairman and CEO. “Our top line growth demonstrates the increasing demand for our privileged account security platform while our bottom line outperformance shows the power of our business model. As we move into the second half of the year, we plan to continue making thoughtful investments including enhancing our technology platform and expanding market presence.”

Financial Highlights for the Second Quarter Ended June 30, 2016

Revenue:

•	Total revenue was $50.4 million, up 39% year-over-year compared with the second quarter of 2015.
•	License revenue was $30.0 million, up 35% compared with the second quarter of 2015.
•	Maintenance and Professional Services revenue was $20.4 million, up 45% from the second quarter of 2015.

Operating Income:

•	GAAP operating income was $8.5 million for the quarter, up from $6.5 million in the second quarter of 2015.
•	Non-GAAP operating income was $13.6 million for the quarter, up from $8.2 million in the second quarter of 2015.

Net Income:

•	GAAP net income was $6.4 million, or $0.18 per diluted share, compared to GAAP net income of $4.9 million, or $0.14 per diluted share, in the second quarter of 2015.
•	Non-GAAP net income was $10.5 million, or $0.29 per diluted share, compared to $6.5 million, or $0.19 per diluted share, in the second quarter of 2015.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months and six months ended June 30, 2016 and 2015. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of June 30, 2016, CyberArk had $259.0 million in cash, cash equivalents, marketable securities and short-term deposits, compared to $238.3 million as of December 31, 2015.
•	During the first six months of 2016, the Company generated $21.4 million in cash flow from operations, compared to $35.1 million in the first six months of 2015.

Business Outlook

Based on information available as of August 9, 2016, CyberArk is issuing guidance for the third quarter and full year 2016 as indicated below.

Third Quarter 2016:

•	Total revenue is expected to be in the range of $51.5 million to $52.5 million, which represents 29% to 31% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $10.1 million to $11.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.21 to $0.23 per diluted share. This assumes 36.0 million weighted average diluted shares.

Full Year 2016:

•	Total revenue is expected to be in the range of $210.5 million to $212.5 million, which represents 31% to 32% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $48.4 million to $50.0 million.
•	Non-GAAP net income per share is expected to be in the range of $1.03 to $1.07 per diluted share. This assumes 35.9 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Tuesday, August 9, 2016 at 5:00 p.m. Eastern Time (ET) to discuss the company’s second quarter financial results and its business outlook. To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international). The conference ID is 47864998. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com. A replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 47864998. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 45 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout EMEA and Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the company blog, http://www.cyberark.com/blog/, follow on Twitter @CyberArk or Facebook at https://www.facebook.com/CyberArk.

Copyright © 2016 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	For the three and six months ended June 30, 2016, non-GAAP operating income is calculated as operating income excluding share-based compensation expense and amortization of intangible assets related to acquisitions. For the three and six months ended June 30, 2015, non-GAAP operating income is calculated as operating income excluding public offering and acquisition related expenses as well as share-based compensation expense.
•	For the three and six months ended June 30, 2016, non-GAAP net income is calculated as net income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustments. For the three and six months ended June 30, 2015, non-GAAP net income is calculated as net income excluding public offering and acquisition related expenses as well as share-based compensation expense and the tax effects related to the non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, public offering and acquisition related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The Company believes that expenses related to its public offerings, acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Operations
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016

Revenues:
License	$22,278	$29,965	$42,256	$57,479
Maintenance and professional services	14,097	20,415	27,034	39,812

Total revenues	36,375	50,380	69,290	97,291

Cost of revenues:
License	1,831	1,283	2,381	2,557
Maintenance and professional services	4,243	5,628	7,950	10,788

Total cost of revenues	6,074	6,911	10,331	13,345

Gross profit	30,301	43,469	58,959	83,946

Operating expenses:
Research and development	4,263	8,165	8,380	16,098
Sales and marketing	15,449	21,837	28,909	43,500
General and administrative	4,058	5,016	7,636	9,686

Total operating expenses	23,770	35,018	44,925	69,284

Operating income	6,531	8,451	14,034	14,662

Financial income (expenses), net	327	(94)	(1,304)	(27)

Income before taxes on income	6,858	8,357	12,730	14,635

Taxes on income	(1,936)	(1,908)	(3,642)	(3,862)

Net income	$4,922	$6,449	$9,088	$10,773

Basic net income per ordinary share	$0.16	$0.19	$0.29	$0.32
Diluted net income per ordinary share	$0.14	$0.18	$0.26	$0.30

Shares used in computing net income
per ordinary shares, basic	31,530,242	33,547,975	31,049,379	33,457,149
Shares used in computing net income
per ordinary shares, diluted	35,001,262	35,787,574	34,896,092	35,740,107

Share-based Compensation Expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016

Cost of revenues	$84	$285	$147	$526
Research and development	85	998	167	1,938
Sales and marketing	177	1,371	316	2,596
General and administrative	797	1,325	978	2,292

Total share-based compensation expense	$1,143	$3,979	$1,608	$7,352

 CYBERARK SOFTWARE LTD.
 Consolidated Balance Sheets
 U.S. dollars in thousands
 (Unaudited)

	December 31,	June 30,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$234,539	$178,420
Short-term bank deposits	3,713	45,850
Marketable securities	-	12,386
Trade receivables	20,410	20,804
Prepaid expenses and other current assets	3,293	5,196

Total current assets	261,955	262,656

LONG-TERM ASSETS:
Property and equipment, net	3,584	4,366
Intangible assets, net	18,558	16,290
Goodwill	35,145	35,145
Marketable securities	-	22,390
Severance pay fund	3,230	3,187
Prepaid expenses and other long-term assets	1,954	2,005
Deferred tax asset	9,998	10,030

Total long-term assets	72,469	93,413

TOTAL ASSETS	$334,424	$356,069

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,530	$2,215
Employees and payroll accruals	15,860	13,699
Deferred revenues	37,104	42,812
Accrued expenses and other current liabilities	9,366	5,851

Total current liabilities	64,860	64,577

LONG-TERM LIABILITIES:
Deferred revenues	17,285	20,004
Other long-term liabilities	188	236
Accrued severance pay	4,667	4,601
Deferred tax liabilities	754	595

Total long-term liabilities	22,894	25,436

TOTAL LIABILITIES	87,754	90,013

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	86	86
Additional paid-in capital	200,107	208,507
Accumulated other comprehensive income (loss)	(93)	120
Retained earnings	46,570	57,343

Total shareholders' equity	246,670	266,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,424	$356,069

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Cash Flows
 U.S. dollars in thousands
 (Unaudited)

	Six Months Ended
	June 30,
	2015	2016

Cash flows from operating activities:
Net income	$9,088	$10,773
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	459	3,126
Share-based compensation expenses	1,608	7,352
Tax benefit related to share-based compensation	(1,176)	(411)
Deferred income taxes, net	(731)	(189)
Decrease (increase) in trade receivables	4,965	(394)
Increase in prepaid expenses and other
current and long-term assets	(1,175)	(1,672)
Increase (decrease) in trade payables	263	(179)
Increase in short term and long term deferred revenues	21,106	8,427
Decrease in employees and payroll accruals	(1,153)	(2,161)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	1,586	(3,240)
Increase (decrease) in accrued severance pay, net	280	(23)

Net cash provided by operating activities	35,120	21,409

Cash flows from investing activities:
Proceeds from short and long term deposits	39,289	-
Investment in short and long term deposits	-	(42,149)
Investment in marketable securities	-	(34,650)
Purchase of property and equipment	(1,060)	(1,777)

Net cash provided by (used in) investing activities	38,229	(78,576)

Cash flows from financing activities:
Issuance of shares, net	52,685	-
Withholding proceeds related to exercise of options	17,201	-
Tax benefit related to share-based compensation	1,176	411
Proceeds from exercise of options	1,524	637

Net cash provided by financing activities	72,586	1,048

Increase (decrease) in cash and cash equivalents	145,935	(56,119)

Cash and cash equivalents at the beginning of the period	124,184	234,539

Cash and cash equivalents at the end of the period	$270,119	$178,420

 CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016

Operating income	$6,531	$8,451	$14,034	$14,662
Public offering related expenses	487	-	1,568	-
Share-based compensation	1,143	3,979	1,608	7,352
Amortization of intangible assets - Cost of revenues	-	355	-	710
Amortization of intangible assets - Research and development	-	478	-	956
Amortization of intangible assets - Sales and marketing	-	301	-	602
Acquisition related expenses	88	-	88	-

Non-GAAP operating income	$8,249	$13,564	$17,298	$24,282

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2016	2015	2016

Net income	$4,922	$6,449	$9,088	$10,773
Public offering related expenses	487	-	1,568	-
Share-based compensation	1,143	3,979	1,608	7,352
Amortization of intangible assets - Cost of revenues	-	355	-	710
Amortization of intangible assets - Research and development	-	478	-	956
Amortization of intangible assets - Sales and marketing	-	301	-	602
Acquisition related expenses	88	-	88	-
Taxes on income related to non-GAAP adjustments	(114)	(1,066)	(114)	(1,579)

Non-GAAP net income	$6,526	$10,496	$12,238	$18,814

Non-GAAP net income per share
Basic	$0.21	$0.31	$0.39	$0.56
Diluted	$0.19	$0.29	$0.35	$0.53

Weighted average number of shares
Basic	31,530,242	33,547,975	31,049,379	33,457,149
Diluted	35,001,262	35,787,574	34,896,092	35,740,107